Exhibit 99.1

Bitfarms to Ring Nasdaq Closing Bell on January 30th

Toronto, Ontario and Brossard, Québec (January 29, 2024) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, announced today that Bitfarms’ management and directors, led by President & CEO Geoff Morphy and co-founders Nicolas Bonta and Emiliano Grodzki, will ring the closing bell at Nasdaq MarketSite in New York’s Time Square on Tuesday, January 30th, 2024 at 4:00 pm ET.

“We are honored to celebrate our listing on Nasdaq, which commenced in June 2021,” said Geoff Morphy. “Achieving a dual-listing status has provided us access to a broader set of institutional investors and enabled us to increase trading liquidity. Ringing the closing bell highlights our 2023 ranking as the 8th top performing stock on Nasdaq, our transformational growth strategy, and our strong trajectory as Bitcoin and the mining industry gain industry adoption around the globe.”

The event will be webcast live on January 30th from 3:45 pm ET to 4:00 pm ET and can be viewed with the following links to Nasdaq and the Company website:

https://www.nasdaq.com/marketsite/bell-ringing-ceremony

https://investor.bitfarms.com/news-events/ir-calendar

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms in production, one in expansion, one under construction, and one in development, in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long- term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

Contacts:

Investor Relations:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media:

Actual Agency Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca